UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 29, 2019

Commission File Number: 001-35455

SSR MINING INC.
(Translation of registrant's name into English)

#800 - 1055 Dunsmuir Street
PO Box 49088, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1G4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ ] Form 20-F [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSR Mining Inc.
(Registrant)

Date: March 29, 2019	By:	Signed: “Gregory Martin”
Gregory Martin
	Title:	Chief Financial Officer

SUBMITTED HEREWITH

Exhibits

99.1	Notice of 2019 Annual and Special Meeting of Shareholders
99.2	2019 Management Information Circular dated March 20, 2019
99.3	Form of Proxy
99.4	Voting Instruction Form
99.5	Notice and Access Card
99.6	Financial Statements Request Form